Exhibit 1.1

March 17, 2025

Protalix BioTherapeutics, Inc.

2 University Plaza, Suite 100

Hackensack, New Jersey 07601

Attention: Eyal Rubin, Chief Financial Officer

Dear Mr. Rubin:

Reference is made to the At The Market Offering Agreement, dated as of February 27, 2023 (the “ATM Agreement”), between Protalix BioTherapeutics, Inc. (the “Company”) and H.C. Wainwright & Co., LLC (“Wainwright”).  This letter (the “Amendment”) constitutes an agreement between the Company and Wainwright to amend the ATM Agreement as set forth herein.  Defined terms that are used but not defined herein shall have the meanings ascribed to such terms in the ATM Agreement.

1.The defined term “Agreement” in the ATM Agreement is amended to mean the ATM Agreement as amended by this Amendment.

2.The first sentence of the ATM Agreement is hereby amended to provide that, as the aggregate amount of Shares available for offer and sale under the ATM Agreement as originally agreed by the Parties has been exhausted, as of the date hereof, the Parties agree that the amount of Shares that the Company may issue and sell from time to time to or through the Agent is hereby increased by adding Shares having an aggregate gross sales price of up to $20,000,000; provided, however, that in no event shall the Company issue or sell to or through the Agent such number of Shares that exceeds (a) the number of authorized but unissued shares of Common Stock, (b) the number or dollar amount of Common Stock registered on the Prospectus Supplement (as defined below), or (c) the number or dollar amount of shares of Common Stock that would cause the Company or the offering of the Shares to not satisfy the eligibility and transaction requirements for use of Form S-3, including, if applicable, General Instruction I.B.6 thereof, on the terms set forth in the ATM Agreement as amended hereby.

3.The first sentence of Section 2(h) is hereby amended and restated as follows:

“Settlement for sales of Shares will occur at 10:00 a.m. (New York City time) on the first business day that is also a Trading Day following the trade date on which such sales are made (or any such shorter settlement cycle as may be in effect pursuant to Rule 15c6-1 under the 1934 Act from time to time), unless another date shall be agreed to in writing by the Company and the Agent (each such day, a “Settlement Date”).”

4.The Company and Wainwright hereby agree that the date of this Amendment shall be a Company Periodic Report Date under the ATM Agreement, the Company’s deliverables under Sections 3(o), 3(p) and 3(q) of the ATM Agreement shall be delivered to Wainwright on the date of this Amendment, and the Company shall file a Prospectus Supplement with the Commission on the date hereof.

5.Except as expressly set forth herein, all of the terms and conditions of the ATM Agreement shall continue in full force and effect after the execution of this Amendment and shall not be in any way changed, modified or superseded by the terms set forth herein.

6.This Amendment may be executed in one or more counterparts and by facsimile or “.pdf” signature or otherwise (including via electronic or digital signature), and each of such counterparts shall be deemed an original and all of such counterparts together shall constitute one and the same agreement.

[remainder of page intentionally left blank]

In acknowledgment that the foregoing correctly sets forth the understanding reached by the Company and Wainwright, please sign in the space provided below, whereupon this Amendment shall constitute a binding amendment to the ATM Agreement as of the date indicated above.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By /s/ Edward D. Silvera

Name: Edward D. Silvera

Title: Chief Operating Officer

Accepted and Agreed:

PROTALIX BIOTHERAPEUTICS, INC.

By: /s/ Eyal Rubin

    Name: Eyal Rubin

Title: Sr. Vice President and Chief Financial

Officer and Treasurer

[signature page to PLX Amendment to

atm agreement]